SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Cyren Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.15 per share

(Title of Class of Securities)

M25596202

(CUSIP Number)

Robert B. Knauss

General Counsel and Managing Director

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878–0600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Dvir Oren, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

+1 (214) 215-1909

November 20, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M25596202

1.	Names of Warburg Pincus Reporting Persons. WP XII Investments B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,595,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,595,521
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.

CUSIP No. M25596202

1.	Names of Reporting Persons. WP XII Investments Coöperatief U.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,595,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,595,521
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons. Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,920,014
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,920,014

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,920,014
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons. Warburg Pincus (Europa) Private Equity XII (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,098,337
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,098,337

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,098,337
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons. Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,806,330
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,806,330

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,806,330
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons. Warburg Pincus Private Equity XII-B (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,369,259
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,369,259

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,369,259
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.7%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons. Warburg Pincus Private Equity XII-D (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 196,971
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 196,971

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 196,971
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons. Warburg Pincus Private Equity XII-E (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,124,185
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,124,185

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,124,185
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons. Warburg Pincus XII Partners (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 712,231
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 712,231

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 712,231
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons. WP XII Partners (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 368,194
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 368,194

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,194
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons. Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,595,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,595,521
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons. Warburg Pincus (Cayman) XII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,595,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,595,521
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons. Warburg Pincus (Cayman) XII GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,595,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,595,521
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons. Warburg Pincus Partners II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,595,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,595,521
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons. Warburg Pincus (Bermuda) Private Equity GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,595,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,595,521
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons. Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,595,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,595,521
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.3%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. M25596202

1.	Names of Reporting Persons. Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,595,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,595,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,595,521
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.3%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 39,242,897 ordinary shares outstanding as of October 31, 2017, based on the Company’s representation in the SPA (as defined below), plus the 10,595,521 ordinary shares issued pursuant to the SPA.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Original Schedule 13D filed with the SEC on November 16, 2017 (the Original Schedule 13D and Amendment No. 1, together, the “Schedule 13D”). The Schedule 13D relates to the ordinary shares, nominal value NIS 0.15 per share (the “Ordinary Shares”), of Cyren Ltd., a company organized under the laws of the State of Israel (the “Company “). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 1 amends Item 3 of the Original Schedule 13D to add the following:

The Warburg Pincus Reporting Persons will fund the consummation of the Tender Offer (as defined below) from capital committed to the WP XII Funds. The Warburg Pincus Reporting Persons have deposited cash into an escrow account with Israel Brokerage & Investments I.B.I. Ltd., the Israeli Depositary, in an amount sufficient to pay for the maximum number of Ordinary Shares that the Warburg Pincus Reporting Persons are offering to purchase.

Item 4.	Purpose of Transaction

This Amendment No. 1 amends Item 4 of the Original Schedule 13D to add the following:

On November 20, 2017, WP XII Investments and certain of the Warburg Pincus Reporting Persons, commenced a tender offer (the “Tender Offer”) to purchase up to 31,265,358 Ordinary Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal.

After giving effect to the Tender Offer, assuming the purchase of 100% of the Ordinary Shares sought in the Tender Offer, the Warburg Pincus Reporting Persons will beneficially own 41,860,879 Ordinary Shares representing approximately 75% of the Ordinary Shares of the Company (assuming issuance of Ordinary Shares issuable upon conversion of certain convertible notes and exercise of all “in the money” outstanding stock options and warrants as of the completion of the Tender Offer). The Tender Offer will not be subject to a financing condition, however, it will be subject to certain other conditions.

A copy of the Offer to Purchase is attached hereto as Exhibit D. The description of the abovementioned documents contained herein is qualified in its entirety by reference to Exhibit D, which is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 1 amends Item 6 of the Original Schedule 13D to add the following:

The Offer to Purchase is described in Item 4 above, such summary being incorporated in this Item 6 by reference. The summary of the Offer to Purchase in this Amendment No. 1 is qualified in its entirety by reference to the Offer to Purchase, a copy of which is attached hereto as Exhibit D.

Item 7.	Material to be filed as Exhibits

Exhibit A - Joint Filing Agreement, dated November 16, 2017, among the Warburg Pincus Reporting Persons, relating to the filing of a joint statement on Schedule 13D (incorporated by reference to Exhibit A to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2017).

Exhibit B - Securities Purchase Agreement, dated November 6, 2017, between the Company and WP XII Investments (incorporated by reference to Exhibit B to Schedule 13D filed with the SEC on .November 16, 2017).

Exhibit C - Registration Rights Agreement, dated November 6, 2017, between the Company and WP XII Investment (incorporated by reference to Exhibit C to Schedule 13D filed with the SEC on November 16, 2017).

Exhibit D - Offer to Purchase, dated November 20, 2017 (incorporated by reference to Exhibit (a)(1)(A) of Schedule TO filed with the SEC on November 20, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 22, 2017	WP XII INVESTMENTS B.V.

	By:	/s/ G.F.X.M Nieuwenhuizen
Name: G.F.X.M Nieuwenhuizen
Title: Managing Director A

	By:	/s/ Tara O’Neill
Name: Tara O’Neill
Title: Managing Director A

Dated: November 22, 2017	WP XII INVESTMENTS CÖOPERATIEF U.A.

	By:	/s/ G.F.X.M Nieuwenhuizen
Name: G.F.X.M Nieuwenhuizen
Title: Managing Director A

	By:	/s/ Tara O’Neill
Name: Tara O’Neill
Title: Managing Director A

Dated: November 22, 2017	WARBURG PINCUS (CALLISTO) PRIVATE EQUITY XII (CAYMAN), L.P.

By: Warburg Pincus (Cayman) XII, L.P., its general partner
By: Warburg Pincus (Cayman) XII GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

Dated: November 22, 2017	WARBURG PINCUS (EUROPA) PRIVATE EQUITY XII (CAYMAN), L.P.

By: Warburg Pincus (Cayman) XII, L.P., its general partner
By: Warburg Pincus (Cayman) XII GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

Dated: November 22, 2017	WARBURG PINCUS (GANYMEDE) PRIVATE EQUITY XII (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

Dated: November 22, 2017	WARBURG PINCUS PRIVATE EQUITY XII-B (CAYMAN), L.P.

By: Warburg Pincus (Cayman) XII, L.P., its general partner
By: Warburg Pincus (Cayman) XII GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

Dated: November 22, 2017	WARBURG PINCUS PRIVATE EQUITY XII-D (CAYMAN), L.P.

By: Warburg Pincus (Cayman) XII, L.P., its general partner
By: Warburg Pincus (Cayman) XII GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

Dated: November 22, 2017	WARBURG PINCUS PRIVATE EQUITY XII-E (CAYMAN), L.P.

By: Warburg Pincus (Cayman) XII, L.P., its general partner
By: Warburg Pincus (Cayman) XII GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

Dated: November 22, 2017	WARBURG PINCUS XII PARTNERS (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

Dated: November 22, 2017	WP XII PARTNERS (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

Dated: November 22, 2017	WARBURG PINCUS LLC

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

Dated: November 22, 2017	WARBURG PINCUS (CAYMAN) XII, L.P.

	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP, Ltd., its general partner

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

Dated: November 22, 2017	WARBURG PINCUS (CAYMAN) XII GP LLC

	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP, Ltd., its general partner

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

Dated: November 22, 2017	WARBURG PINCUS PARTNERS II (CAYMAN), L.P.

	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

Dated: November 22, 2017	WARBURG PINCUS (BERMUDA) PRIVATE EQUITY GP LTD.

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

Dated: November 22, 2017	CHARLES R. KAYE

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss, Attorney-in-Fact*

Dated: November 22, 2017	JOSEPH P. LANDY

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss Attorney-in-Fact*

* The Powers of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc.